EXHIBIT 99.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three months ended		Six months ended
(Dollars in millions)	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Earnings:
Income before assessments	$174	$144	$336	$229
Fixed charges	2,582	1,462	4,976	2,636

Total earnings	$2,756	$1,606	$5,312	$2,865

Fixed charges:
Interest expense	$2,582	$1,462	$4,975	$2,635
Estimated interest component of net rental expense[1]	—	—	1	1

Total fixed charges	$2,582	$1,462	$4,976	$2,636

Ratio of earnings to fixed charges	1.07	1.10	1.07	1.09

1	Represents an estimated interest factor.